May 8, 2007

By EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Michele Anderson
Ms. Cheryl Grant
Mr. Kyle Moffatt
Mr. Dean Suehiro

	Re:	Citadel Broadcasting Corporation
Registration Statement on Form S-4
File No. 333-139577
Originally Filed December 21, 2006

Dear Ms. Anderson:

Citadel Broadcasting Corporation, a Delaware corporation (“Citadel”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-139577), as amended (the “Registration Statement”), to 12:00 p.m., Eastern Daylight Time, on Tuesday, May 8, 2007 or as soon thereafter as possible.

Citadel hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. In addition, Citadel hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, doing so does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Citadel from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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Citadel may not assert Staff comments and the declaration of the Registration Statement effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

7201 W. Lake Mead Blvd., Suite 400  ■  Las Vegas, NV 89128  ■  (702) 804-5200  ■  Fax (702) 804-8250

Securities and Exchange Commission

File No. 333-139577

May 8, 2007

Please call Andrew E. Nagel at 212-446-4973 or Laura B. Mutterperl at 212-446-4974, each of Kirkland & Ellis LLP, legal counsel to Citadel, as soon as the Registration Statement has been declared effective.

Very truly yours,

CITADEL BROADCASTING CORPORATION

By:	/s/ Jacquelyn J. Orr
Name:	Jacquelyn J. Orr
Its:	General Counsel and Vice President

cc:	Andrew E. Nagel, Esq., Kirkland & Ellis LLP

Laura B. Mutterperl, Esq., Kirkland & Ellis LLP

Alan N. Braverman, Esq., The Walt Disney Company

Morton A. Pierce, Esq., Dewey Ballantine LLP

M. Adel Aslani-Far, Esq., Dewey Ballantine LLP

7201 W. Lake Mead Blvd., Suite 400  ■  Las Vegas, NV 89128  ■  (702) 804-5200  ■  Fax (702) 804-8250